UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 001-34696

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING SAVINGS BANK

EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sterling Financial Corporation

111 North Wall Street

Spokane, WA 99201

REQUIRED INFORMATION

Item 4.	Financial statements and schedules for the Sterling Savings Bank Employee Savings and Investment Plan and Trust prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are contained in this annual report on Form 11-K.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Financial Statements, Supplemental Schedules and Exhibit

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative

Committee of the Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Spokane, WA

We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Spokane, WA

June 29, 2011

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value
Common stock of Sterling Financial Corporation	$2,686,384	$2,531,920
Money market and other cash equivalents	4,255,041	4,421,231
Mutual funds	60,670,813	52,552,551

Total investments, at fair value	67,612,238	59,505,702
Notes receivable from participants	1,481,005	1,140,518

Total assets	69,093,243	60,646,220

Net assets available for benefits	$69,093,243	$60,646,220

See accompanying summary of accounting policies and notes to financial statements.	F-2

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

2010
Additions to net assets attributed to:
Investment income:
Interest	$66,643
Dividends	1,357,080
Net appreciation in fair value of investments	3,811,116

5,234,839

Contributions:
Participants	8,520,058
Rollovers from qualified plans	410,059
Employer	2,634,140

Total investment income and contributions	16,799,096

Deductions to net assets attributed to:
Distributions to participants	8,109,074
Administrative expenses	242,999

Total deductions from net assets	8,352,073

Increase in net assets available for benefits	8,447,023

Net assets available for benefits:
Beginning of year	60,646,220

End of year	$69,093,243

See accompanying summary of accounting policies and notes to financial statements.	F-3

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Summary of Accounting Policies

Basis of Accounting

The financial statements of the Sterling Savings Bank (“Sterling” or the “Employer”) Employee Savings and Investment Plan and Trust (the “Plan”) are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Sterling Financial Corporation common stock is valued at the quoted market price which represents the value of shares held by the Plan at year end. Mutual funds are valued using quoted market prices representing the net asset value on the last trading day of the year.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options for participants to choose from in combinations of stocks, mutual funds and other investment securities including Sterling Financial Corporation common stock. These investment options are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. For risks and uncertainties regarding Sterling Financial Corporation, participants should refer to Sterling Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 8, 2011, and as updated from time to time by Sterling Financial Corporation’s periodic filings.

New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.” ASU 2010-25 requires that participant loans be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Prior to the issuance of ASU 2010-25, loans to participants were reported as investments at fair value. ASU 2010-25 is effective for fiscal years ending

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Summary of Accounting Policies

after December 5, 2010, with retrospective application. The plan adopted ASU 2010-25 for the year ended December 31, 2010. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009 in the statement of net assets available for Plan benefits.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures.” This guidance is related to implementation of fair value measurement disclosures. This update to the ASC 820 specifically addresses: 1) transfers between levels 1, 2 and 3 of the fair value hierarchy; 2) level of disaggregation of derivative contracts for fair value measurement disclosures; and 3) disclosures about fair value measurement inputs and valuation techniques. This guidance became effective for the Plan on December 31, 2010, and did not have a material impact on its financial statements.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

1. Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and the Plan document itself for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees who have attained the age of 18 are eligible to enroll on the first day of employment. Unless an employee elects otherwise, an eligible employee will be automatically enrolled in the Plan after 60 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute from 1% to 75% of their compensation up to the statutory maximum ($16,500 annually for 2010 and 2009) through payroll deductions to the Plan. Employees who do not affirmatively specify their contribution election or their election to opt-out of the Plan will automatically contribute 3% of their compensation.

Participant contributions are entitled to a non-discretionary Employer matching contribution. The matching contribution formula provides that the Employer will contribute a match of 35% of the employee’s contribution not to exceed 10% of the participant’s eligible compensation. Additional amounts may be contributed at the option of Sterling as a discretionary profit sharing contribution. No discretionary profit sharing contributions were made in 2010 or 2009. During 2010 and 2009, employer contributions were initially invested in the common stock of Sterling Financial Corporation. For Employer contribution shares purchased before January 1, 2007, participants who completed at least three years of service were able to diversify out of Sterling Financial Corporation common stock 100% in 2009. For Employer contribution shares purchased after January 1, 2007, participants who have completed at least three years of service may diversify 100% of their holdings out of Sterling Financial Corporation common stock at any time.

As of March 9, 2011, employees can direct the investment of the Employer match, which defaults to the same investment elections as the employee’s pre-tax contributions. The Employer match is no longer made in Sterling Financial Corporation common stock unless requested by the participant. The existing balances in Sterling Financial Corporation common stock no longer have an exchange restriction.

Investment Options

Participant contributions are invested in separate investment options as designated by the individual participants. Participants may elect to reallocate the amounts invested in each investment on any business day.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution (including any rollover contributions), an allocation of Sterling’s contribution and any Plan earnings, and is debited with any losses and expenses. Allocations of Sterling’s contribution and Plan earnings or losses and expenses are based on participant account balances, as defined in the Plan document. The participant’s benefit is the amount of any balance that has accumulated in his or her account.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

Vesting

A participant is 100% vested in his or her voluntary contributions plus actual earnings thereon. Sterling’s contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service.

Forfeitures

Forfeitures resulting from the nonvested portions of participants’ accounts who terminate employment prior to being fully vested are generally used to reduce future matching contributions or to pay the administrative expenses of the Plan. Amounts forfeited during 2010 and 2009 totaled $39,804 and $39,822, respectively. Forfeitures in the amount of $110,076 and $81,588 were used to pay administrative expenses of the Plan during the years ended December 31, 2010 and 2009, respectively. Remaining forfeiture balances at December 31, 2010 and 2009 of $37,202 and $107,121 are available to pay administrative expenses and/or reduce employer contributions. No forfeitures were used to offset Employer contributions during the years ended December 31, 2010 and 2009.

Payment of Benefits

Distributions are made upon termination, death, disability, retirement or qualifying hardships. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 will be distributed in various optional forms of distribution. The Plan allows for automatic rollover of participant balances between $1,000 and $5,000 to an IRA, in the event the participant does not elect otherwise. Any amounts less than $1,000 are automatically distributed in cash.

Notes Receivable from Participants

A participant may borrow from his or her fund account up to a maximum of 50% of his or her vested account balance. However, only one note receivable can be outstanding at a time and it can be no more than $50,000 minus the participant’s highest outstanding note receivable amount during the prior twelve months. The notes receivable are secured by the vested balance in the participant’s account and bear interest at the Federal Reserve prime rate plus 1%, calculated at the end of each month and applied to all notes receivable funded during the next month. In 2010, total interest income credited was approximately $67,000, of which approximately $63,000 was related to interest income from notes receivable from participants. Principal and interest are paid ratably through regular payroll deductions over a period not to exceed five years, unless the note receivable is for the purchase of the participant’s primary residence. Participants pay a loan origination fee, as well as an annual maintenance fee.

Administrative Expenses

Each share of Sterling Financial Corporation common stock purchased by the Plan on the open market is subject to a fee of $0.029 per share, which is paid by the participants. Participants also pay various transaction related fees for member requested services. Either the Plan or Sterling pays the trustee fee charged by Fidelity Investments, the investment consulting fee charged by the Multnomah Group, as well as other fees, expenses and commissions.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

Hardship Withdrawals

Hardship withdrawals of the participants’ contributions are permitted by the Plan in accordance with the Internal Revenue Code (“IRC”). Following a hardship withdrawal, the participant cannot make a pre-tax deferral or after-tax contribution for six months following receipt of the distribution.

2. Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009.

	2010	2009
Fidelity Freedom 2020 Fund	$8,122,199	$7,257,249
Fidelity Freedom 2025 Fund	7,476,317	6,249,689
Fidelity Freedom 2015 Fund	6,614,472	6,659,895
Fidelity Freedom 2030 Fund	5,285,012	4,158,225
Dodge & Cox International Stock Fund	4,368,146	3,690,443
Fidelity Retire Money Market Fund	4,254,406	4,420,459
Fidelity Freedom 2035 Fund	4,027,131	3,433,222
Fidelity Freedom 2010 Fund	*	3,951,032

*	Less than 5% of Net Assets

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2010
Mutual funds	$5,955,908
Common stock of Sterling Financial Corporation	(2,144,792)

Total	$3,811,116

Investments in the Plan are participant-directed, except for the Employer’s matching contributions which prior to March 9, 2011 were initially invested in Sterling Financial Corporation common stock. As described in Note 1 - Contributions, a participant who has been an Employee for at least three years may begin to reinvest the matching contribution into other investment options. Participants at their discretion may also direct investments to Sterling Financial Corporation common stock at any time. Information about the net assets in Sterling Financial Corporation common stock as of December 31, 2010 and 2009, and the change from 2010 to 2009 in non-participant directed investment balances are as follows:

	2010	2009
Net assets in Sterling Financial Corporation common stock:
Non-participant directed	$369,746	$323,545
Participant directed	2,316,638	2,208,375

Total	$2,686,384	$2,531,920

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

Changes in non-participant directed net assets in Sterling Financial Corporation common stock for the year ended December 31, 2010 were as follows:

2010
Contributions	$755,328
Interest and dividends	399
Net depreciation	(658,912)
Benefits paid to participants	(10,464)
Administrative expenses	(436)
Transfers to participant-directed investments	(39,714)

Total	$46,201

3. Plan Termination

Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested and non-forfeitable. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in accordance with the terms of the Plan.

4. Fair Value Measurements

The framework for defining and measuring fair value requires that one of three valuation methods be used to determine fair market value: the market approach, the income approach or the cost approach. To increase consistency and comparability in fair value measurements and related disclosures, the standard also creates a fair value hierarchy to prioritize the inputs to these valuation methods into the following three levels:

•

Level 1 inputs are a select class of observable inputs, based upon the quoted prices for identical instruments in active markets that are accessible as of the measurement date, and are to be used whenever available.

•

Level 2 inputs are other types of observable inputs, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; or other inputs that are observable or can be derived from or supported by observable market data. Level 2 inputs are to be used whenever Level 1 inputs are not available.

•

Level 3 inputs are significantly unobservable, reflecting the reporting entity’s own assumptions regarding what market participants would assume when pricing a financial instrument. Level 3 inputs are to only be used when Level 1 and Level 2 inputs are unavailable.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

Assets and Liabilities Measured at Fair Value on a Recurring Basis. The following presents the Plan’s financial instruments that are measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
	(Dollars in thousands)
Balance, December 31, 2010:

Sterling Financial Corporation Common stock	$2,686,384	$2,686,384	$0	$0

Money market	4,255,041	4,255,041	0	0

Mutual funds:
Blend funds	46,832,256	46,832,256	0	0
Growth funds	8,226,756	8,226,756	0	0
Value funds	3,063,886	3,063,886	0	0
Fixed Income funds	2,547,915	2,547,915	0	0

Total mutual funds	60,670,813	60,670,813	0	0

Total investments, at fair value	$67,612,238	$67,612,238	$0	$0

Balance, December 31, 2009:

Sterling Financial Corporation Common stock	$2,531,920	$2,531,920	$0	$0

Money market	4,421,231	4,421,231	0	0

Mutual funds:
Blend funds	43,470,915	43,470,915	0	0
Growth funds	5,385,442	5,385,442	0	0
Value funds	2,221,431	2,221,431	0	0
Fixed Income funds	1,474,763	1,474,763	0	0

Total mutual funds	52,552,551	52,552,551	0	0

Total investments, at fair value	$59,505,702	$59,505,702	$0	$0

Mutual funds are valued using quoted market prices to represent the net asset value on the last trading day of the year. Money Market funds are a type of mutual fund that are valued using $1 for the Net Asset Value. Sterling Financial Corporation common stock is valued at its quoted market price.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

5. Income Tax Status

The Internal Revenue Service ruled on January 30, 2006 that the Volume Submitter Profit Sharing Plan with CODA (the prototype plan of Fidelity Management & Research Co. upon which the Plan is based) qualifies under Section 401(a) of the IRC and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

6. Parties-In-Interest

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, which is the trustee of the Plan. No transaction fees or commissions were paid, or are payable by the Plan through the Trust relating to these funds in 2010.

Certain Plan investments are shares in Sterling Financial Corporation common stock, as detailed in Note 2. Sterling Financial Corporation is the parent company of Sterling Savings Bank and therefore these transactions also qualify as party-in-interest transactions.

7. Commitments and Contingencies

On January 20 and 22, 2010, two putative class action complaints were filed in the United States District Court for the Eastern District of Washington against Sterling Financial Corporation and Sterling Savings Bank, as well as certain of their current and former officers and directors. The two complaints were merged in a Consolidated Amended Complaint (the “Complaint”) filed on July 16, 2010 in the same court. Although the Plan itself was not named in the lawsuit, the complaints allege that defendants violated sections 404 and 405 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), by breaching their fiduciary duties to participants in the Plan. Specifically, the Complaint alleges that the defendants breached their duties by investing assets of the Plan in Sterling Financial Corporation’s securities when it was imprudent to do so, and by investing such assets in Sterling Financial Corporation securities when defendants knew or should have known that the price of those securities was inflated due to misrepresentations and omissions about Sterling Financial Corporation’s business practices. The business practices at issue include alleged over-reliance on risky construction loans; alleged inadequate loan reserves; alleged spiking increases in nonperforming assets, nonperforming loans, classified assets, and 90+day delinquent loans; alleged inadequate accounting for rising loan payment shortfalls; alleged unsafe and unsound banking practices; and a capital base that was allegedly inadequate to withstand the significant deterioration in the real estate markets. The Complaint seeks damages of an unspecified amount and attorneys’ fees and costs. Sterling and Sterling Savings Bank believe the lawsuit is without merit and intend to defend against it vigorously. Failure by Sterling to obtain a favorable resolution of the claims set forth in the Complaint could have a material adverse effect on Sterling Financial Corporation’s business, results of operations, and financial condition. Currently, a loss resulting from these claims is not considered probable or estimable in amount.

8. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were available to be issued. Plan management has determined that there are no subsequent events that require recognition or disclosure in these financial statements.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

EIN: 91-1166044 Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost	Current Value
	Money Market Accounts
*	Fidelity Retire Money Market	Money Market, 4,254,406 units	**	$4,254,406
*	Cash Equivalents	N/A	**	635

				4,255,041

	Common Stock
*	Sterling Financial Corporation	Common stock, 141,612 shares	$18,233,535	2,686,384

	Mutual Funds
*	Fidelity Freedom 2020	Mutual fund, 588,992 shares	**	8,122,199
*	Fidelity Freedom 2025	Mutual fund, 648,986 shares	**	7,476,317
*	Fidelity Freedom 2015	Mutual fund, 583,287 shares	**	6,614,472
*	Fidelity Freedom 2030	Mutual fund, 383,806 shares	**	5,285,012
	Dodge & Cox International Stock	Mutual fund, 122,323 shares	**	4,368,146
*	Fidelity Freedom 2035	Mutual fund, 351,101 shares	**	4,027,131
	American Fund Growth Fund	Mutual fund, 105,874 shares	**	3,196,336
*	Fidelity Freedom 2010	Mutual fund, 217,308 shares	**	2,953,217
*	Fidelity Freedom 2040	Mutual fund, 291,664 shares	**	2,336,228
*	Fidelity Total Bond	Mutual fund, 191,114 shares	**	2,048,737
*	Fidelity Freedom 2045	Mutual fund, 214,389 shares	**	2,034,555
	Vanguard Small Growth Index	Mutual fund, 88,906 shares	**	1,948,817
	Baron Asset Fund	Mutual fund, 29,072 shares	**	1,606,812
*	Fidelity Balanced	Mutual fund, 80,899 shares	**	1,474,791
	ABF Large Cap Val PA	Mutual fund, 67,916 shares	**	1,258,483
*	Spartan US Equity Index	Mutual fund, 26,108 shares	**	1,161,295
	Vanguard Selected Value	Mutual fund, 49,478 shares	**	928,214
	Vanguard Small Value Index	Mutual fund, 54,790 shares	**	877,189
*	Fidelity Freedom 2050	Mutual fund, 87,608 shares	**	821,759
*	Fidelity Freedom 2005	Mutual fund, 62,658 shares	**	677,336
*	Fidelity Freedom Income	Mutual fund, 43,172 shares	**	486,981
*	Fidelity Freedom 2000	Mutual fund, 39,163 shares	**	467,608
	Vanguard Inflation Protected Securities	Mutual fund, 20,171 shares	**	262,226
*	Spartan ST TR Index	Mutual fund, 22,567 shares	**	236,952

	Total mutual funds			60,670,813

	Total investments, at fair value			67,612,238

*	Notes receivable from participants	Interest ranging from 4.25% to 9.25% maturing through December 2025	**	1,481,005

	Total assets			$69,093,243

*	Indicates party-in-interest to the Plan.
**	Indicates a participant or beneficiary directed account. The cost disclosure is not required.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Signatures

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and Investment Plan and Trust

Date: June 29, 2011	/s/ Robert G. Butterfield
Robert G. Butterfield
Senior Vice President, Principal Accounting Officer and Controller

S-1

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

E-1